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                           July 21, 2022

       Donald Merril
       Chief Financial Officer
       U.S. Silica Holdings, Inc.
       24275 Katy Freeway, Suite 600
       Katy, Texas 77494

                                                        Re: U.S. Silica
Holdings Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 25,
2022
                                                            Response Dated June
24, 2022
                                                            File No. 001-35416

       Dear Mr. Merril:

              We have reviewed your June 24, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 9, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 2. Properties, page 25

   1. We note your response to comment 1. Please include a summary of all resources and reserves with your
summary disclosure, as required by Item 1303(b)(3) of Regulation S-
                                                        K. The summary should
include resources and reserves for all properties, though some properties may be
summarized by geographic area.
       Exhibits 96.1, 96.2, & 96.3, page 109

   2. We note your response to comment 4 and we reissue the comment. In order to meet the definitions in Item
1300 of Regulation S-K, resources must be determined and
                                                        summarized in
subparagraph 11 of your Technical Report Summary and, subsequently,
 Donald Merril
U.S. Silica Holdings, Inc.
July 21, 2022
Page 2
         reserves determined from mineral resources and summarized in subparagraph 12 of your
         Technical Report Summary.
3. We note your response to comment 7. It appears that you should revise the Colado,
         Pershing County, Nevada technical report to include mineral processing, as required in Table 1 to Item 1302(d) of Regulation S-K. In the event that unprocessed ore from the mine site is sold in quantities constituting material external sale, provide clarification in this regard with your response. Otherwise the processing of ore into a saleable material must be included in the technical report.
       You may contact John Coleman at 202-551-3610 or Ethan Horowitz at 202-551-3311 if
you have questions regarding comments.



FirstName LastNameDonald Merril                                 Sincerely,
Comapany NameU.S. Silica Holdings, Inc.
                                                                Division of
Corporation Finance
July 21, 2022 Page 2                                            Office of
Energy & Transportation
FirstName LastName